

1-A/A

THE GODSPELL LLC
c/o Davenport Theatrical Enterprises, Inc.
250 West 49th Street
Suite #301
New York, NY 10019

February 26, 2010 24-10261

VIA FAX

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Damon Colbert

Re: *The Godspell LLC, a Delaware limited liability company*

Dear Mr. Colbert:

In connection with the filing of the offering statement (*"Offering Statement"*) on Form 1-A by The Godspell LLC (the *"Company"*) with the Securities and Exchange Commission (the *"Commission"*) on February 23, 2010, the Company hereby confirms the following as if such were incorporated into the Offering Statement filed with the Commission:

"This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A."

Sincerely,

THE GODSPELL LLC

By: Davenport Theatrical Enterprises, Inc.
Its Managing Member



By:
Name: Kenneth A. Hasija
Title: President of the Managing Member

311825/1/1399/0034